

January 19, 2011

Mr. John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

> **Re:** **Buckeye Technologies Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 8, 2010**
> **File No. 001-14030**

Dear Mr. Crowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Note 4: Alternative Fuel Mixture Credits / Cellulosic Biofuel Credits, page 7

1. Please explain to us and add disclosure within future filings describing when your noncurrent payable of $41,144 related to the AFMC refunds is expected to be repaid to the U.S. government.

2. We note you recognized an income tax benefit of $20,462 for CBC claimed for the period from January 1, 2009 to February 1, 2009 and an additional $31,162 of income tax benefit for the incremental benefit from exchanging previously claimed AFMC for CBC based upon your expected ability to utilize the CBC prior to expiration. We also note the significant reduction in your long-term deferred tax liabilities and the addition of your long-term deferred tax assets at September 30, 2010, in comparison to June 30, 2010. Please explain to us how the first quarter fluctuations in your deferred tax assets and liabilities relate to both the CBC's claimed for the period from January 1, 2009 to

February 1, 2009 and the incremental benefit realized from exchanging previously claimed AFMC for CBC. In addition, provide to us a rollforward of your 'Income tax and alternative fuel mixture credit receivable' caption within your balance sheet between June 30 and September 30, 2010.

3. We note that you will continue to evaluate your ability to utilize the remaining available CBC and will record any related changes in estimates when your expected utilization of the available CBC's change. Please clarify when you expect to finalize the amount of AFMC refunds to be exchanged for CBC's. To the extent the amount of income tax benefit of $31,162 is reasonably possible to change and the effect of the change would be material, please tell us and discuss in future filings the nature and extent of uncertainties associated with the assumptions, estimates and judgment involved in estimating the tax benefit along with the potential impact and timing of the impact on your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Dave Walz at 202-551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services